Exhibit 99.22

FRANCO-NEVADA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 18, 2011

The Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”) will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Ontario M5X 1J2 on Wednesday, May 18, 2011, at 4:30 p.m. (Toronto time) for the following purposes:

(a)          to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2010, together with the auditors’ report thereon;

(b)         to elect the directors of the Corporation;

(c)          to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(d)         to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

(e)          to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular dated April 1, 2011 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 16, 2011 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jacqueline A. Jones
“Jacqueline A. Jones”
Dated at Toronto, the 1st day of April, 2011.	Chief Legal Officer & Corporate Secretary